Fernando A. González Chief Executive Officer Exhibit 1

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; general political, economic and business conditions in the markets in which CEMEX operates or that affects our operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX, S.A.B. de C.V. with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance of anti-trust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries.

What is our strategic direction? What is new in our approach? How we are navigating the turbulent short-term? How we are creating value over the long-term? What can you expect from us today

Our strategy creates value… Create value by building and managing a global portfolio of integrated cement, aggregates, ready-mix, and related businesses Strategy Customers Markets Sustainability People

… supported by our operating model We leverage our knowledge and scale to establish best practices and common processes worldwide, in order to operate more effectively and achieve greatest value Operating model

Emphasizing global networks as key management levers… Productivity gains Revenue enhancement Knowledge sharing

… because cross-functional responsibilities strengthen our global operating model Fernando A. González CEO Luis Hernández Adm. & Org. Ramiro Villarreal Legal José Antonio González CFO Maher Al-Haffar IR, Comm. & P.A. Mauricio Doehner Corp. Affairs & ERM Juan Pablo San Agustín Planning & Bus. Dev. USA Ignacio Madridejos Juan Romero Mexico Jaime Muguiro SCA&C Jaime Elizondo Europe Joaquín Estrada AMEA Customer Centricity Aggregates Grow the Pie Ready Mix Cement Ops. Supply Chain Health & Safety Energy Sustainability Global Technology Global Trading Global Sourcing Prod. Dev. & Const. Trends

We remain focused on our top priorities Health & Safety Zero for Life Return to Investment Grade Regain financial flexibility Customer Centricity Reinforce our customer-focused culture Global CEMEX Leverage knowledge across our operations

2015 was a challenging year Outsized appreciation of the dollar Slowdown of the Chinese economy Decreasing oil and other commodity prices Weaker-than-expected growth in many countries Capital outflows from emerging markets

Solid operational improvements, offset by FX headwinds… EBITDA Variation ($ B) 2.64 2.70 (1) -0.40 3.03 -0.15 Variable cost & distr. -0.16 0.52 0.13 +12% -2% 1) Includes impact of dollarized costs in our operations

… but we significantly improved free cash flow generation… 2014 Δ ’15 EBITDA Adj. ‘14 EBITDA WC 2015 0.2 - 0.1 0.1 0.3 0.2 0.6 0.1 Fin. Exp. Taxes Capex Other - 0.1 - 0.0 Free Cash Flow Variation ($ B) +0.4

… with close to $1 B reduction in free cash flow needs… Changes in FCF items ($ B) Maint. Capex Net Fin. Expense - 0.3 0.0 - 0.5 - 0.0 - 0.2

… leading to a $2.1 B reduction of our debt over 2 years -2.1 Total Debt Plus Perpetuals Variation ($ B) -1.2 - 0.8 - 0.5 5.5x 5.2x Leverage(1) - 0.3 0.5 1) Using Consolidated Funded Debt, as defined under our current Facilities Agreement

Highest consolidated cement and ready-mix volumes since 2008 Record SG&A%(1) over sales in 2015 of 10.4% Highest operating EBITDA margin since 2009 despite FX movements Lowest level of working capital days Over ~$900 M of asset sales in the last two years Highest FCF after strategic CAPEX since 2009 ~$2.1 B total debt reduction from December 2013 levels Positive net income for the first time in 6 years Bottom line, we managed to deliver 1) On a like-to-like basis, excludes distribution expense, depreciation and amortization

Delivering on our commitments Initiatives EOY 2015 Asset divestments $1.0 – 1.5 B In 2015 1½ years ~$0.7 B Cost and expense reductions $150 M FCF initiatives Total debt reduction $250 M $0.5 B – 1.0 B ~$475 M ~$1.0 B ~$150 M Targets

Foreign exchange and capital market volatility China deceleration Uncertainty about US economic strength and pace of Fed tightening Limited willingness to use fiscal stimulus Continued impact of low commodity prices in producing countries Geopolitical tensions and uncertainties We expect the operating environment to remain challenging

Amendment of Facilities Agreement to enhance covenant flexibility Payment of $350 M of convertibles, avoiding dilution and reducing cost Raising $1 B through sale of 10 year notes at 7.75% Consent for Philippines IPO, and filing of prospectus Divestment of our operations in Bangladesh & Thailand for $53 M Enhancement of corporate governance practices We are moving fast to execute our strategy….

... we are committing to additional measures... Initiatives Cost and expense reductions $150 M FCF initiatives Asset divestments Total debt reduction $200 M $1.0 – 1.5 B $0.5 B – 1.0 B In 2016 2 years Targets Total debt reduction Up to $2.0 B

... and we are increasing our 2016 FCF initiatives... Initiatives Cost and expense reductions $150 M FCF initiatives Asset divestments Total debt reduction $350 M $1.0 – 1.5 B $0.5 B – 1.0 B In 2016 2 years Targets Total debt reduction Up to $2.0 B

… to maintain momentum toward our mid-term goals After maintenance CAPEX ROCE = NOPAT / Net Assets EBITDA Margin >20% FCF(1)/EBITDA Conversion ~50% Leverage ratio <3.0x ROCE(2) >10%

In summary, why CEMEX? We are executing a comprehensive and resilient strategy We continue to create value through our pricing strategy Our portfolio is delivering higher growth in lower risk markets We are substantially improving operating efficiency We are generating more cash and paying down debt